Mail Stop 3561

October 16, 2009

Via Fax & U.S. Mail

Mr. Jeff M. Framer
Chief Financial Officer
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311

> **Re:** **Image Entertainment, Inc.**
> **Form 10-K for the year ended March 31, 2009**
> **Filed June 29, 2009**
> **File No. 000-11071**

Dear Mr. Framer:

We have reviewed your response letter dated September 25, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended March 31, 2009

Note 4. Film Cost Accelerated Amortization and Fair Value Write-downs, page 78

1. We note from your response to our prior comment 8 that you have responded with a discussion of your fair value analysis. However, we do not believe that your analysis provides enough detail of the assumptions used in your analysis. In light of the significant amount of royalty and distribution fee advances and inventories remaining on the balance sheet at June 30, 2009, your recurring net losses, and the continued economic slowdown, please provide us further details of the significant assumptions used in the fair value analysis performed on these assets during fiscal 2009 and also during the quarter ended June 30, 2009. Your response should include detail such as the actual forecasted revenues used for each year in your analysis, any discount rates, etc. Also, please clearly explain to us and in future filings why you believe the amounts recorded on the balance sheet as of June 30, 2009 are recoverable.

Form 10-Q for the Quarter Ended June 30, 2009

Note 2. Going Concern and Liquidity

2. We note your disclosure that as of June 30, 2009 you are past due in your obligations to your exclusive disc manufacturer Arvato Digital Services and Arvato has the right to provide you a written notice of default and you then must make payment within 15 days. Please tell us if the amount due to Arvato is presented as a current liability as of June 30, 2009. If not, please tell us why you believe it is appropriate to present the amount as a long-term obligation.

Part IV, page 97

Item 15. Exhibits and Financial Statement Schedules, page 97

3. We note your response to our prior comment 13 and reissue. Every contract not made in the ordinary course of business which is material to your company and is to be performed in whole or in part after the filing of the report must be filed in full and include all attachments, schedules and exhibits. Please re-file Exhibit 10.16 to include the entire agreement, including all exhibits and schedules. To the extent you believe that filing any exhibits or schedules to Exhibit 10.16 would cause undue burden or expense, you can request a continuing hardship exemption under Rule 202 of Regulation S-T. Please refer to the guidance on our website for requesting such an exemption at
http://www.sec.gov/info/edgar/cfedgarguidance.htm.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters or Michelle Lacko at (202) 551-3240 if you have questions regarding legal matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(818) 407-9151